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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                 US WATS, INC.
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    90337P10
                                 (CUSIP Number)

                       Carter Strong, Esq. (202) 857-6252
                        Arent Fox Kintner Plotkin & Kahn
            1050 Connecticut Avenue, NW, Washington, D.C. 20036-5339
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 8, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:    Six copies of this statement,  including all exhibits,  should be filed
with the Commission.   See Rule 13d-1(a) for other parties to whom copies are to
be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 SEC 1746(12-91)

                                  SCHEDULE 13D

-----------------------------                    -------------------------------
CUSIP No.      90337P10                            Page     of     Pages
-----------------------------                    -------------------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Gold & Appel Transfer, S.A.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        British Virgin Islands
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
                                   2,377,000

        NUMBER OF           ----------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH             ----------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON                   0
           WITH
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,377,000

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13.52%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                  INCLUDE   BOTH  SIDES  OF  THE  COVER  PAGE,            2 of 7
                RESPONSES TO ITEMS 1-7  (INCLUDING  EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------                    -------------------------------
CUSIP No.      90337P10                            Page     of     Pages
-----------------------------                    -------------------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Walt Anderson

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
                                   0

        NUMBER OF           ----------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH             ----------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON                   2,377,000
           WITH
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,377,000
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        13.52%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                  INCLUDE   BOTH  SIDES  OF  THE  COVER  PAGE,            2 of 7
                RESPONSES TO ITEMS 1-7  (INCLUDING  EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 1 ("Amendment No. 1") to Schedule 13D filed by Gold & Appel Transfer, S.A., a British Virgin Islands corporation ("Gold & Appel"), and Walt Anderson, a natural person and a U.S. citizen ("Mr. Anderson"), as joint filers, with respect to the common stock, par value $.001 per share (the "Common Shares"), of US WATS, Inc., a New York corporation (the "Issuer"), amends and/or supplements, as indicated, Items 3, 5, 6 and 7 of the Schedule 13D filed by Gold & Appel on December 5, 1997 (the "Statement"). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Statement.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                  --------------------------------------------------

         Item 3 is supplemented as follows:

         Gold & Appel purchased a total of 467,500 Common Shares between December 2, 1997 and December 12, 1997, in the NASDAQ SmallCap Market in over-the-counter transactions, as follows:



  Date                    Number of Shares               Price per Common Share
  ----                    ----------------               ----------------------
12/02/97                        2,500                           1.9062000
12/02/97                       65,000                           1.9865000
12/02/97                       32,500                           2.0000000
12/04/97                       18,000                           1.9687000
12/04/97                       50,000                           1.9968000
12/08/97                       60,000                           2.0000000
12/08/97                       40,000                           2.0156000
12/08/97                       10,000                           2.0625000
12/08/97                        2,500                           1.9062000
12/09/97                      100,000                           2.0956000
12/10/97                       60,000                           2.1234000
12/12/97                       27,000                           2.1250000
TOTAL                         467,500


All of the funds used to purchase the above 467,500 Common Shares acquired by Gold & Appel came from Gold & Appel's general corporate funds.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.
                  -------------------------------------

         Item 5 is amended as follows:

         (a) Gold & Appel beneficially owns 2,377,000 Common Shares, representing approximately 13.52% of the outstanding Common Shares, based on the outstanding shares as of November 26, 1997 pursuant to information provided to Gold & Appel by the Issuer.

                  By virtue of the power-of-attorney dated January 6, 1995, executed by Gold & Appel and appointing thereunder Mr. Anderson as Gold & Appel's attorney-in-fact (the "Power of Attorney"), Mr. Anderson has the authority and power, among other things, to buy, sell and trade the Common Shares, and therefore may also be deemed the beneficial owner of such 2,377,000 Common Shares. Mr. Anderson, however, disclaims beneficial ownership of the Common Shares held by Gold & Appel. In addition, Mr. Anderson is the President and a Director of the Foundation for the International Non-Governmental Development of Space, a non-profit organization ("FINDS"), which owns 278,000 Common Shares. Mr. Anderson does not have a controlling interest in FINDS and thus disclaims beneficial ownership of the Common Shares held by FINDS.

         (b) Gold & Appel has the sole power to vote 2,377,000 Common Shares. Mr. Anderson has the power, on behalf of Gold & Appel, to dispose of the 2,377,000 Common Shares beneficially owned by Gold & Appel under the Power-of-Attorney.

         (c) Since the filing of the Statement, (i) Gold & Appel purchased an aggregate 467,500 Common Shares as reported in Item 3 above, and (ii) FINDS purchased 200,000 Common Shares in the NASDAQ SmallCap Market between December 3, 1997 and December 5, 1997, as follows:



  Date              Number of Shares              Price per Common Share
  ----              ----------------              ----------------------
12/03/97                   3,000                         1.9375000
12/03/97                  17,000                         1.9687000
12/03/97                  80,000                         2.0000000
12/05/97                 100,000                         1.9687000
TOTAL                    200,000

         (d) No other person is known by Gold & Appel nor by Mr. Anderson to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Gold & Appel or Mr. Anderson.

         (e)      Not applicable.

ITEM 6.           CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
                  -------------------------------------------------------

         Item 5 is amended as follows:

         Except as stated in the Statement and for the Joint Filing Agreement attached to this Amendment No. 1 as Exhibit 7. 1, neither Gold & Appel nor Mr. Anderson has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the Common Shares, beneficially owned by Gold & Appel or Mr. Anderson, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.
                  ----------------------------------

         Item 7 is supplemented as follows:

         Exhibit 7.1 Joint Filing Agreement with respect to the joint filing of this Amendment No. 1.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 17, 1997

                                   Gold & Appel Transfer, S.A., a British Virgin Islands corporation



                                   By   /s/ Walt Anderson
                                        -----------------
                                        Walt Anderson, Attorney-in-Fact for
                                        Gold & Appel Transfer, S.A.

                                   /s/ Walt Anderson
                                   -----------------
                                   Walt Anderson